TEMBEC INDUSTRIES INC.

BY-LAWS

1.         Canada Business Corporations Act

Unless otherwise provided in these by-laws, the provisions of the Canada Business Corporations Act ("Act") shall apply to the Corporation. Terms not defined in these by-laws shall have the same meanings as set forth in the Act.

2.         Special meetings of shareholders

Special meetings of shareholders may be called at any time by order of the Chairman of the Board or the President or any Vice-President of the Corporation in addition to the provisions for the calling thereof set forth in the Act.

3.         Place of meetings of shareholders

Meetings of shareholders shall be held at the registered office of the Corporation or at any other place within Canada determined by the directors or, subject to the Act, at any place outside Canada.

4.         Procedure at meetings of shareholders

The Chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters or things, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the shareholders.

A declaration by the Chairman at any meeting that a resolution has been carried or carried unanimously or carried by any particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

The Chairman at any meeting of shareholders may vote as a shareholder but shall not have a second or casting vote in case of an equality of votes.

5.         Scrutineers

The Chairman at any meeting of shareholders may appoint one or more persons (who may but need not be shareholders, directors, officers or employees of the Corporation) to act as scrutineers at such meeting.

6.         Meetings of directors and notices

As soon as may be practicable after the annual meeting of shareholders in each year there shall be held, without notice, a meeting of such of the newly elected directors as are then present, provided they shall constitute a quorum, for the election or appointment of officers of the Corporation.

Meetings of the directors may be called at any time by or by order of the Chairman of the Board, the President or any two directors, and may be held at the registered office of the Corporation, or at any other place determined by the directors. Notice specifying the place, day and time of each such meeting shall be served upon each director or left at his usual residence or usual place of business, or shall be mailed, telegraphed or cabled prepaid, addressed to each director at his address as it appears on the books of the Corporation at least 48 hours prior to the time fixed for such meeting in the case of notice served personally or telegraphed or cabled, and at least 72 hours prior to the time fixed for such meeting in other cases.

7.         Quorum and voting at meetings of directors

The directors may from time to time fix the quorum for meetings of directors, but unless so fixed a majority of the directors in office shall constitute a quorum.

The Chairman at any meeting of directors may vote as a director but shall not have a second or casting vote in case of an equality of votes.

8.         Indemnification of directors, officers and others

8.1         Limitation of liability

No director or officer shall be liable for the acts, receipts, neglects or default of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

8.2         Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

8.2.1     he acted honestly and in good faith with a view to the best interests of the Corporation; and

8.2.2     in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

8.3         Insurance

Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the board may from time to time determine.

9.         Financial year

The directors may fix and from time to time change the financial year end of the Corporation.

10.        Declarations

Any officer, or any other person authorized by the directors, by any two officers or by the Chairman of the Board or the President, is authorized and empowered to appear and make answer for the Corporation to all writs, orders and interrogatories upon articulated facts issued out of any court, and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee, and to make affidavits and solemn declarations in connection therewith or in connection with any and all judicial proceedings to which the Corporation is a party, and to make petitions for winding-up or bankruptcy orders upon any debtor of the Corporation, and to attend and vote at all meetings of creditors of the Corporation's debtors and grant proxies in connection therewith.

 11.      Representation at meetings

Any officer, or any other person authorized by the directors, may:

11.1     represent the Corporation and attend and vote at any and all meetings of shareholders or members of any firm, syndicate, company or corporation in which the Corporation has shares or is otherwise interested, and any action taken and vote cast by him at any such meeting shall be deemed to be the act and/or vote of the Corporation;

11.2     authorize any person (whether an officer of the Corporation or not) to attend, vote and otherwise act, for and on behalf and in the name of the Corporation, at any and all meetings of shareholders or members of any firm, syndicate, company or corporation in which the Corporation has shares or is otherwise interested, and for such purpose may execute and deliver instruments of proxy in such form and terms as the person so executing and delivering the same may see fit, including therein, but without in any way limiting or restricting the generality of the foregoing, provision for the appointment of substitute proxies and the revocation of all instruments of proxy given by the Corporation prior thereto with respect to any such meeting.

ADDENDUM

        The attached by-laws are intended to supplement the provisions of the Canada Business Corporations Act; provisions which heretofore have normally been included in by-laws but which are set forth in the Act are not repeated in the attached by-laws; accordingly it is necessary to refer to the Act when considering the provisions applicable to the Corporation; the following is a summary of items heretofore normally included in by-laws - the references to sections and parts are to the sections and parts of the Act and the references to by-laws are to the attached by-laws.

Shareholders

Annual meetings	Subsections 133(a) and 155(1)
Special meetings	Subsection 133(b) and Section 143; By-law 2
Place of meetings	Section 132; By-law 3
Notice of meetings
and adjournments	Sections 135 and 136
Quorum	Section 139
Right to vote
and proxies	Sections 140, 141 and Part XIII; By-law 4
Joint shareholders	Subsection 140(4)
Procedure at
meetings	By-law 4
Scrutineers	By-law 5
Resolution in lieu
of meeting	Section 142
Proposals	Section 137

Directors

Number	Paragraph 6(1)(c), Subsections 102(2) and 107(a)
Election, term of
office and
qualification	Sections 105, 106 and 116
General powers of
directors	Subsection 102(1) and Section 122
Meetings and notices	Section 114; By-law 6
Quorum and voting	Section 1 14; By-law 7
Removal of directors	Section 109
Ceasing to hold office	Subsection 108(1)
Filling vacancy	Subsection 111(1)
Remuneration of
directors	Section 125
Resolution in lieu
of meeting	–	Section 117
Indemnities of directors
and others	–	Section 124; By-law 8
Disclosure of interest	–	Section 120

Committees

Appointment and powers	–	Section 115

Officers

Appointment	–	Section 121

Capital stock

Issue of shares	–	Subsection 25(1)

Financial year and audit

Financial year	–	By-law 9
Audit	–	Sections 162 and 163

Corporation representation for certain purposes

Declarations	–	By-law 10
Representation at	–	By-law 11
meetings

Enactment, repeal and amendment of by-laws	–	Section 103

Adopted:   February 18, 1999